Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 129-A-II dated February 5, 2009	Term Sheet to Product Supplement No. 129-A-II Registration Statement No. 333-155535 Dated July 16, 2010; Rule 433

Structured Investments	JPMorgan Chase & Co.
$
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate due August 18, 2025

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing August 18, 2025, subject to postponement as described below.
  The notes are designed for investors who seek (a) quarterly interest payments that are, for the Initial Interest Periods, fixed at 9.00% per annum, and then for all subsequent Interest Periods, linked to the spread between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate subject to the Maximum Interest Rate of 9.00% per annum and the Minimum Interest Rate of 0.00% per annum, and (b) full principal protection at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Interest will be payable based on 90 days for each Interest Period and a 360-day year.
  Minimum denominations of $1,000 and integral multiples thereof.
  At our option, we may redeem the notes, in whole or in part, on any of the Redemption Dates specified below.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 129-A-II, will supersede the terms set forth in product supplement no. 129-A-II.
  The notes are expected to price on or about August 13, 2010 and are expected to settle on or about August 18, 2010.

Key Terms

Maturity Date:	August 18, 2025, or if such day is not a business day, the next succeeding business day.
Payment at Maturity:	At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid Interest.
Payment upon Redemption:

At our option, we may redeem the notes, in whole or in part, on the 18th calendar day of each February, May, August and November of each year (each such date, a “Redemption Date”), commencing August 18, 2015. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 18th calendar day prior to the Redemption Date. We will provide notice of redemption at least 5 calendar days prior to the applicable Redemption Date.

Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 x Interest Rate x (90 / 360).
Interest Rate:

(1) With respect to each Initial Interest Period, the Initial Interest Rate, and (2) with respect to each Interest Period following the final Initial Interest Period, a rate per annum equal to the product of (i) the Leverage Factor and (ii) the Spread.

Notwithstanding the foregoing, in no event will the Interest Rate be less than the Minimum Interest Rate of 0.00% per annum or greater than the Maximum Interest Rate of 9.00% per annum.
Initial Interest Rate:	9.00% per annum
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	9.00% per annum
Leverage Factor:	4
Reference Rate 1:

The rate for U.S. Dollar swap with a Designated Maturity of 10 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on such Determination Date, as determined by the calculation agent.

Reference Rate 2:

The rate for U.S. Dollar swap with a Designated Maturity of 2 years that appears on Reuters page “ISDAFIX1” (or any successor page) at approximately 11:00 a.m., New York City time, on such Determination Date, as determined by the calculation agent.

We refer to Reference Rate 1 and Reference Rate 2, each, as a “CMS Rate” and together, the “CMS Rates”. If on the applicable Determination Date, either CMS Rate cannot be determined by reference to Reuters page “ISDAFIX1” (or any successor page), then the calculation agent will determine such CMS Rate in accordance with the procedures set forth under “Supplemental Information Relating to the Terms of the Notes”.

Spread:	On the applicable Determination Date, Reference Rate 1 minus Reference Rate 2.
Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.

Investing in the Callable Leveraged Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 129-A-II and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this supplemental term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 129-A-II and this supplemental term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 129-A-II or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$	$

Total	$	$	$

(1)	The price to the public includes the estimated cost of hedging our obligations under the notes.
(2)

If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $40.00 per $1,000 principal amount note and would use a portion of that commission to pay selling concessions to other unaffiliated or affiliated dealers of approximately $25.00 per $1,000 principal amount note.  This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes.  The actual commission received by JPMSI may be more or less than $40.00 and will depend on market conditions on the pricing date.  In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $45.00 per $1,000 principal amount note.  See "Plan of Distribution" beginning on page PS-19 of the accompanying product supplement no. 129-A-II.

The agent for this offering, JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

July 16, 2010

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 129-A-II dated February 5, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 129-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 129-A-II dated February 5, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209000537/e34403_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

Interest Period:

The period beginning on and including the issue date and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date or, if the notes have been redeemed prior to such next succeeding Interest Payment Date, ending on but excluding the applicable Redemption Date.

Initial Interest Periods:

The period beginning on and including the issue date of the notes and ending on but excluding the first Initial Interest Payment Date and each successive Interest Period beginning on and including an Initial Interest Payment Date and ending on but excluding the next successive Initial Interest Payment Date until August 18, 2011.

Initial Interest Payment Dates:

November 18, 2010, February 18, 2011, May 18, 2011 and August 18, 2011 (each such date, an “Initial Interest Payment Date”). If an Initial Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Initial Interest Payment Date, as postponed, will accrue to but excluding such Initial Interest Payment Date, as postponed.

Determination Date:	For each Interest Period (other than the Initial Interest Periods), two U.S. Government Securities Business Day immediately prior to the beginning of the applicable Interest Period.
Interest Payment Dates:

Interest on the notes will be payable quarterly in arrears on the 18th calendar day of February, May, August and November of each year (each such date, an “Interest Payment Date”), commencing November 18, 2010, to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date, as postponed. See “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.

U.S. Government Securities Business Day:

Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Designated Maturity:	For Reference Rate 1, 10 years; for Reference Rate 2 , 2 years
CUSIP:	48124AXA0

Supplemental Information Relating to the Terms of the Notes

  The following sentence will be added to the first paragraph of the "Use of Proceeds" section in the accompanying product supplement no. 129-A-II:
    “An unaffiliated hedging agent may earn additional income as a result of arrangements to hedge our obligations under the notes.”
  For purposes of the notes, the following sentence will replace the last sentence of the first paragraph under “General Terms of Notes — Payment Upon an Event of Default” in the accompanying product supplement no. 129-A-II:
    “In such case, interest will be calculated on the basis of a 360-day year of twelve 30-day months, the actual number of days in such adjusted Interest Period and will be based on (1) the Interest Rate on the Determination Date immediately preceding such adjusted Interest Period or (2) if such adjusted Interest Period falls within an Initial Interest Period, the Initial Interest Rate.”
  If on the relevant Determination Date, either CMS Rate cannot be determined by reference to the applicable Reuters page (or any successor page), then the calculation agent will request from five leading swap dealers in the New York City interbank market, selected by the calculation agent, mid-market semi-annual swap rate quotations in an amount equal to the outstanding principal amount of the notes and with terms equal to either 2 or 10 years, as applicable, at approximately 11:00 a.m., New York City time, on the Determination Date. The “semi-annual swap rate” means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to either 2 or 10 years, as applicable, commencing on the Determination Date and in an amount equal to the outstanding principal amount of the notes with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to 3-month LIBOR. “LIBOR” means the London interbank offered rate. If five quotations are provided as requested, the calculation agent will calculate the applicable CMS Rate by eliminating the highest and lowest rates and taking the arithmetic

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-1

mean of the remaining rates. If at least three, but fewer than five, quotations are provided, the applicable CMS Rate will be the arithmetic mean of the quotations. If fewer than three quotations are provided, the applicable CMS Rate will be determined by the calculation agent, acting in a commercially reasonable manner.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — At maturity, you will receive your initial investment in the notes back if the notes are held to maturity, regardless of the CMS Rates or the Spread. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  QUARTERLY INTEREST PAYMENTS — With respect to the Initial Interest Periods (expected to begin on August 18, 2010 through but excluding August 18, 2011), a rate per annum equal to 9.00%. With respect to each Interest Period thereafter, a rate per annum equal to the product of (i) the Leverage Factor of 4 and (ii) the Spread, provided that such rate will not be greater than the Maximum Interest Rate of 9.00% per annum or less than the Minimum Interest Rate of 0.00% per annum. Interest will be payable quarterly in arrears on the 18th calendar day of February, May, August and November of each year, commencing November 18, 2010, to and including the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. Interest will be payable to the holders of record at the close of business on the date 15 calendar days prior to the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, provided that any interest payment on such Interest Payment Date, as postponed, will accrue to but excluding such Interest Payment Date as postponed. The quarterly interest payments after the Initial Interest Periods are affected by, and contingent upon, the Spread, subject to the Maximum Interest Rate and the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
  POTENTIAL QUARTERLY REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole or in part, on the 18th calendar day of February, May, August and November of each year, commencing August 18, 2015, for a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the 15th calendar day prior to the applicable Redemption Date.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 129-A-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your tax basis in the notes and the projected amount of stated interest payments made to you will reduce your tax basis in the notes. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on July 16, 2010 and we had determined the comparable yield on that date, it would have been an annual rate of 3.88%, compounded quarterly. To obtain the projected payment schedule, contact a Certified Financial Analyst at the Global Securities Group Desk at 800-576-3529. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 129-A-II dated February 5, 2009.

  THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES (AFTER THE INITIAL INTEREST PERIODS) IS NOT FIXED, IS VARIABLE AND MAY BE THE MINIMUM INTEREST RATE OF ZERO PERCENT — The rate of interest paid by us on the notes for each Interest Period (other than the Initial Interest Periods) is not fixed, but will vary depending on the Spread, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. The variable interest rate on the notes, while determined, in part, by reference to the CMS Rates, does not actually pay at such rates, and is subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 9.00% per annum. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives. We have no control over any fluctuations in the CMS Rates and the Spread.
  THE INTEREST RATE ON THE NOTES IS BASED ON THE SPREAD, WHICH MAY RESULT IN THE APPLICATION OF THE MINIMUM INTEREST RATE OF ZERO PERCENT — The Spread is calculated as the 10-Year U.S. Dollar Constant Maturity Swap Rate minus the 2-Year U.S. Dollar Constant Maturity Swap Rate. The CMS Rates may be influenced by a number of factors, including (but not limited to) monetary policies, fiscal policies, inflation, general economic conditions and public expectations with respect to such factors.

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-2

  The effect that any single factor may have on the CMS Rates may be partially offset by other factors. We cannot predict the factors that may cause the CMS Rates, and consequently the Spread, to increase or decrease. A decrease in a positive Spread will result in a reduction of the Interest Rate payable for the corresponding Interest Period (other than the Initial Interest Periods). A negative Spread will cause the Interest Rate for the corresponding Interest Period to be equal to the Minimum Interest Rate of zero. The amount of interest you accrue on the notes in any Interest Period (other than the Initial Interest Periods) may decrease even if either or both of the CMS Rates increases. Interest during any Interest Period (other than the Initial Interest Periods) may be equal to zero, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Payment on the notes is dependent on JPMorgan Chase & Co.’s ability to pay the amount due on the notes at maturity, and therefore your payment on the notes is subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE MAXIMUM INTEREST RATE — With respect to any Determination Date after the Initial Interest Periods, if the Spread multiplied by the Leverage Factor of 4 is greater than the Maximum Interest Rate of 9.00% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $90.00 per $1,000 principal amount note per annum prorated on a 360 day basis, regardless of the performance of the Spread. In other words, if the Spread is greater than or equal to 2.25%, your Interest Rate will be capped at 9.00% per annum.
  THESE NOTES MAY BE MORE RISKY THAN NOTES WITH A SHORTER TERM — By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than you would be if you purchased a note with a shorter term. Specifically, you may be negatively affected under certain circumstances in which interest rates are affected. For example, if interest rates begin to rise, the market value of your notes will decline because the Interest Rate applicable to a specific Interest Period may be less than that applicable to a note issued at such time. For example, if the Interest Rate applicable to your notes at such time was 3.50% per annum, but a debt security issued in the then current market could yield an interest rate of 5.50% per annum, your note would be less valuable if you tried to sell that note in the secondary market.
  IF THE NOTES ARE REDEEMED BY US, THE AGGREGATE AMOUNT OF INTEREST PAID TO YOU WILL MOST LIKELY BE LESS THAN THE AGGREGATE AMOUNT OF INTEREST PAYABLE OVER THE TERM OF THE NOTES IF HELD TO MATURITY — Commencing on August 18, 2015, and on any other Redemption Date thereafter, the notes are subject to redemption by us, in whole or in part, as we may elect. If we redeem all or part of your notes, for the notes that are redeemed, you will receive the principal amount of such notes and, assuming you are the record holder of the notes at the close of business on the 15th calendar date prior to the applicable Redemption Date, accrued and unpaid interest to but excluding such Redemption Date. The aggregate amount of interest paid to you will be less than the aggregate amount of interest payable at maturity. We may choose to redeem the notes early or choose not to redeem the notes early on any Redemption Date, in our sole discretion. We may choose to redeem the notes early, for example, if U.S. interest rates decrease significantly or if the volatility of U.S. interest rates decreases significantly. If we redeem the notes early, your return may be less than the yield that the notes would have earned if they had been held to maturity and you may not be able to reinvest your funds at the same rate as provided by the notes.
  THE SPREAD WILL BE AFFECTED BY A NUMBER OF FACTORS — The amount of interest, if any, payable on notes will depend primarily on the CMS Rates and the Spread on the applicable Determination Dates. A number of factors can affect the Spread by causing changes in the relative values of the CMS Rates including, but not limited to:
    changes in, or perceptions, about future CMS Rates;
    general economic conditions;
    prevailing interest rates; and
    policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.
  THE METHOD OF DETERMINING THE VARIABLE INTEREST RATE FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE WITH THE ACTUAL CMS RATES — The determination of the Interest Rate payable for any Interest Period (other than the Initial Interest Periods) will be based on the Spread, but it will not directly correlate with actual CMS Rates. In addition, the Interest Rate applicable to the notes during any Interest Period will not be greater than the Maximum Interest Rate of 9.00% per annum or less than the Minimum Interest Rate of 0.00% per annum. We will use the CMS Rates on each Determination Date to determine the Spread on such Determination Date, which in turn will be used to determine the Interest Rate for the Interest Period corresponding to such Determination Date, regardless of what the actual CMS Rates and differences between the CMS Rates are for the calendar days during such Interest Period that are not Determination Dates.
  THE CMS RATES MAY BE VOLATILE — The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    sentiment regarding underlying strength in the U.S. and global economies;
    expectation regarding the level of price inflation;
    sentiment regarding credit quality in U.S. and global credit markets;
    central bank policy regarding interest rates; and
    performance of capital markets.
  Increases or decreases in the CMS Rates could result in the corresponding Spread decreasing or being negative and thus in the reduction of interest payable, if any, on the notes.

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-3

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  LACK OF LIQUIDITY — — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the CMS Rates on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    the expected volatility of the CMS Rates;
    the Spread;
    the time to maturity of the notes;
    interest and yield rates in the market generally, as well as the volatility of those rates;
    the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-4

Hypothetical Examples of Calculation of the Interest Rate for an Interest Period

The following examples illustrate how to calculate the Interest Payment for an Interest Period (other than the Initial Interest Periods). The hypothetical Reference Rates, Spreads and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual Reference Rates, Spreads or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: On the applicable Determination Date, Reference Rate 1 is 4.50% and Reference Rate 2 is 3.70%. Because Reference Rate 1 (4.50%) is greater than Reference Rate 2 (3.70%), the Spread is positive and is equal to 0.80%. Accordingly, the Interest Rate is calculated as follows:

4 × (4.50% - 3.70%) = 3.20% per annum

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 3.20% × (90/360) = $8.00

Example 2: On the applicable Determination Date, Reference Rate 1 is 12.00% and Reference Rate 2 is 1.50%. Because Reference Rate 1 (12.00%) is greater than Reference Rate 2 (1.50%), the Spread is positive and is equal to 10.50%. Because the Spread multiplied by the Leverage Factor of 4 is greater than the Maximum Interest Rate of 9.00% per annum, the Interest Rate is equal to the Maximum Interest Rate of 9.00% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$1,000 × 9.00% × (90/360) = $22.50

Example 3: On the applicable Determination Date, Reference Rate 1 is 4.00% and Reference Rate 2 is 4.50%. Because Reference Rate 1 (4.00%) is less than Reference Rate 2 (4.50%), the Spread is negative and equal to -0.50%. Because the Spread multiplied by the Leverage Factor of 4 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is equal to the Minimum Interest Rate of 0.00% per annum, and you will not receive any Interest for such Interest Period.

Historical Information

The following graphs set forth the daily historical performance of the CMS Rates and the Spread from January 3, 1995 through July 16, 2010. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 10-Year U.S. Dollar Constant Maturity Swap Rate, as appeared on Reuters page “ISDAFIX1” on July 16, 2010 was 2.9280%. The 2-Year U.S. Dollar Constant Maturity Swap Rate, as appeared on Reuters page “ISDAFIX1” on July 16, 2010 was 0.8226%. The Spread on July 16, 2010 was 2.1054%.

The CMS Rates and the Spread data in the following graphs were obtained from Bloomberg Financial Markets at approximately 3:30 p.m. on the relevant dates and may not be indicative of the Spread, which is determined on any date of determination by reference to the CMS Rates published on Reuters page "ISDAFIX1" at approximately 11:00 a.m., New York City time. The historical CMS Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the CMS Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the CMS Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-5

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligations under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments —
Callable Leveraged Capped Floating Rate Notes Linked to the Spread Between the 10-Year U.S. Dollar Constant Maturity Swap Rate and the 2-Year U.S. Dollar Constant Maturity Swap Rate

TS-6